UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for October, 2020

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES: SASOL LIMITED | DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

DEALINGS IN SECURITIES BY DIRECTORS OF SASOL AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL

In compliance with paragraph 3.63 to 3.66 of the JSE Limited Listings Requirements ("Listings Requirements"), Sasol hereby announces that directors of Sasol, and directors of major subsidiaries of Sasol have, in terms of the Sasol Long-Term Incentive Plan ("Plan"), been issued shares in terms of previously accepted LTI grants as follows:

- 2015 award (balance vested) at the achievement of corporate performance targets of 47% (GEC) and 68,2% (SVP and lower) respectively which were achieved over the performance period 2015 - 2018. The balance of 50% of these vested shares were subject to a 2 year time period.
- 2017 (50% of the award) at the achievement of corporate performance targets of 26% (GEC) and 56% (SVP and lower) respectively which were achieved over the performance period 2017 - 2020. The balance of these shares (after application of the performance targets), will vest in 2022 subject to the rules of the Plan.

Participants have the option to retain all shares, sell sufficient shares to cover the tax liability and retain the balance of shares or to sell the vested shares. The dealings are as set out below.

Vesting date:	6 October 2020
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Price per share (ZAR)	Total value of the transaction (ZAR)
Baijnath, B	Director	Sasol South Africa Limited	983	123,03	120 938,49
Brand, H C	Prescribed Officer	Sasol Limited	1 391	123,03	171 134,73
Grobler, F R	Director	Sasol Limited	3 961	123,03	487 321,83
Kahla, V D	Director	Sasol Limited Sasol South Africa Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	4 557	123,03	560 647,71
Khoele, G L	Director	Sasol Oil (Pty) Ltd	881	123,03	108 389,43

Laxa, R M	Director	Sasol South Africa Limited	1 915	123,03	235 602,45
Mokoena, C K	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	3 468	123,03	426 668,04
Solomon, M S	Director	Sasol South Africa Limited	1 715	123,03	210 996,45
Victor, P	Director	Sasol Limited Sasol (USA) Corporation	3 572	123,03	439 463,16
Vilakazi, P M	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	1 000	123,03	123 030,00

Vesting date:	6 October 2020
Transaction date:	6 October 2020 to 8 October 2020
Class of shares:	Sasol ordinary shares
Initial issue price per right:	R0,00
Nature of Transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Surname and initials	Designation	Company	Number of shares	Average Selling Price per share (ZAR)[*]	Total value of the transaction (ZAR)
Baijnath, B	Director	Sasol South Africa Limited	907	123,00	111 563,99
Booley, T	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	5 869	123,00	721 906,37
Brand, H C	Prescribed Officer	Sasol Limited	1 284	123,00	157 936,24
Grobler, F R	Director	Sasol Limited	3 653	123,00	449 331,05
Kahla, V D	Director	Sasol Limited Sasol South Africa Limited Sasol (USA) Corporation Sasol Oil (Pty) Ltd	4 205	123,00	517 228,88
Khoele, G L	Director	Sasol Oil (Pty) Ltd	812	123,00	99 878,68
Klingenberg, B E	Director	Sasol Chemicals (USA) LLC Sasol Oil (Pty) Ltd	10 243	123,00	1 259 922,80
Laxa, R M	Director	Sasol South Africa Limited	1 767	123,00	217 346,83
Mokoena, C K	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	3 200	123,00	393 610,56
Nndwammbi, N G	Director	Sasol South Africa Limited	1 656	123,00	203 693,46

		Sasol Oil (Pty) Ltd			
Solomon, M S	Director	Sasol South Africa Limited	1 582	123,00	194 591,22
Stofberg, N	Director	Sasol Chemicals (USA) LLC	2 407	123,00	296 068,94
Victor, P	Director	Sasol Limited Sasol (USA) Corporation	3 296	123,00	405 418,88
Vilakazi, P M	Director	Sasol South Africa Limited Sasol Oil (Pty) Ltd	922	123,00	113 409,04

* Average selling price per share is based on transactions effected by the Company over a period of three days. The shares were allotted on the day of vesting and immediately sold by means of a bulk sale with effect from the vesting date. Proceeds are allocated to the shares sold by directors, as with all employees, based on the outcome of the bulk sale, which concluded on 8 October 2020.

The highest and lowest prices, as well as VWAP prices for each day were as follows:

Date	Highest price	Lowest price	Volume Weighted Average Price
6 October 2020	122.60	122.00	122.0060
7 October 2020	122.25	122.25	122.2500
8 October 2020	127.85	124.30	124.6346

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for all the transactions set out above.

12 October 2020
Sandton

Sponsor: Merrill Lynch South Africa Proprietary Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 October 2020

By: <u>/s/ M M L Mokoka</u>

Name: M M L Mokoka

Title: Company Secretary